Exhibit 99.1

ZK International Group Co., Ltd. and The CF Opportunity Fund Commits $5 Million Investment with the First Subscription Priced at $1.70 per Share

WENZHOU, China, November 29, 2023 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN," "ZK International" or the "Company"), a leading provider of advanced steel products, is pleased to announces a financial boost with a $5 million passive investment commitment from the CF Opportunity Fund Ltd., which is a Bahamas-based fund.

Univest Securities acted as the sole placement agent in facilitating this strategic financing, marking a significant milestone in ZKIN's journey towards enhanced growth and innovation.

About the Financing:

ZKIN has successfully secured a substantial passive investment of $5 million from a Bahamas Fund, signaling a vote of confidence in the Company's vision and future prospects. The investment will be made in three separate subscriptions and one closing, demonstrating a structured approach to fostering a long-term belief in the Company’s vision and future.

The Initial Subscription - Establishing Foundations:

An initial investment of $1,500,000 will be completed within three business days after signing the Securities Purchase Agreement (the “Agreement”) (the "Initial Subscription Date"). This initial phase sets the tone for the partnership's future by providing essential capital when it is most needed. The agreed per-share price for this closing is equal to $1.70 per share.

The Second Subscription - Fortifying Collaboration:

Following the successful completion of the initial tranche, an additional $2,000,000 investment will be executed within 60 days from the Initial Subscription Date (the "Second Subscription Date"). This second phase will look at solidifying CF Fund’s belief in the Company’s vision.

The Third Subscription - Sustaining Momentum:

Building on the momentum of the previous subscriptions, the final investment of $1,500,000 will be concluded within 60 days from the Second Subscription Date (the "Third Subscription Date"). The per-share price for this closing is equal to 165% of the higher of (i) the Initial Bid Price, (ii) or the closing bid price as of the trading day immediately prior to the Third Closing Date, or (ii) the average closing bid price during the five trading days immediately prior to the Third Subscription Date..

Strengthening ZKIN's Financial Position:

This financing marks a significant milestone, providing ZKIN with a robust financial foundation to expedite its mission of delivering innovative steel products and solutions globally. The invaluable support from CF Opportunity Fund Ltd., facilitated by Univest Securities, will empower ZKIN to explore new opportunities, expand its operations internationally, and fortify its position in the dynamic steel industry.

A Pioneering Journey:

Remaining steadfast in its commitment to innovation, excellence, and sustainable growth, ZK International Group Co., Ltd. welcomes this substantial passive investment from CF Opportunity Fund Ltd. Aligned with the Company's vision, this financing opens doors to a promising future. ZKIN eagerly anticipates the collaborative efforts that will help shape the future landscape of the steel industry.

Mr. Jiancong Huang, Chairman of the Company, stated, "We are delighted by the trust placed in ZK International Group Co., Ltd. by the CF Opportunity Fund Ltd. This strategic financing not only strengthens our financial standing but also underscores the shared belief in our commitment to delivering cutting-edge solutions to its shareholders. With an above market pricing by the fund just solidifies that the Company is undervalued and has more foreseeable growth in the future.

Mr. Chris Fraunenknecht, CEO of the CF Opportunity Fund Ltd., emphasizes, “that this passive investment is not intended for establishing control of ZKIN, but instead should signal that the fund is committed to a supportive role, fostering growth and innovation while respecting the existing leadership and strategic direction of ZK International Group Co., Ltd.”

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About ZK International Group Co., Ltd.:

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.